SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 11 July 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X      Form 40-F _____
Enclosures: Dealings in securities by directors of Sasol Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY DIRECTORS OF SASOL LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by directors of the Company:

1.
Mr L P A Davies, Chief Executive of Sasol Limited has today accepted share options to purchase 390 000 Sasol ordinary shares at a price of R193.25 per share after expiry of the option vesting periods of 2 years for one third of the shares, 4 years for the second third of the shares and 6 years for the last third of the shares. The total consideration payable by Mr Davies for these shares is R75 367 500.
These share options were awarded to Mr Davies as a consequence of his appointment as Chief Executive of Sasol Limited with effect from
1 July 2005.

2.
Mr T S Munday, Deputy Chief Executive of Sasol Limited has today accepted share options to purchase 280 000 Sasol ordinary shares at a price of R193.25 per share after expiry of the option vesting periods of 2 years for one third of the shares, 4 years for the second third of the shares and 6 years for the last third of the shares. The total consideration payable by Mr Munday for the
280 000 shares is R54 110 000. These share options were awarded to
Mr T S Munday as a consequence of his appointment as Deputy Chief
Executive of Sasol Limited with effect from 1 July 2005.

Clearance for these transactions was given in terms of paragraph 3.66.

8 July 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 11 July 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary